[redacted]

SECURI 13025784 ION

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SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2013 WASH. DC 192

RECEIVED 2013 AUG 29 PM 1:56 SEC / TM

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36588 36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. State St.
(No. and Street)

(City)	(State)	(Zip Code)
Bellingham	WA	98225

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gibson (360) 734-9900 x301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
2200 Rimland Dr. #300	Bellingham	WA	98226

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 9/13/13

DD 9|27|13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Services, as of August 27, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Gibson
Signature

Chief Financial Officer
Title

Stephanie Ashton
Notary Public

STEPHANIE LOU ASHTON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 11-14-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners' or~~ Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036558 FINRA JUN
SATURNA BROKERAGE SERVICES INC
ATTN JAMES GIBSON
1300 N STATE ST
BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

COPY

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest)		(-0-)
______ Date Paid		
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		-0-
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ -0-
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saturna Brokerage Services, Inc
(Name of Corporation, Partnership or other organization)

James Gibson CFO
(Authorized Signature)

CFO
(Title)

Dated the 23 day of August, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2012
and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,592,718
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	20,885
Total additions	9,613,603
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,540,860
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	121,308
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	9,662,168
2d. SIPC Net Operating Revenues	$ <48,565>
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of Saturna Capital Corporation)

June 30, 2013 and 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Saturna Brokerage Services, Inc.

Report on Financial Statements

We have audited the accompanying financial statements of Saturna Brokerage Services, Inc. (the "Company") which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations and comprehensive loss, shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

The financial statements of Saturna Brokerage Services, Inc. for the year ended June 30, 2012, were audited by another auditor who expressed an unmodified opinion on those statements on August 20, 2012.

Moss Adams LLP

Bellingham, Washington
August 27, 2013

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	June 30, 2013	June 30, 2012
Cash and cash equivalents	$ 3,312,960	$ 4,032,334
Investment securities, at fair value	1,255,576	1,246,604
Receivable from Affiliate	268,492	141,631
Receivable from Saturna Capital	160,998	43,996
Deposits with clearing organizations	100,000	100,000
Prepaid expenses	27,048	13,697
TOTAL ASSETS	$ 5,125,074	$ 5,578,262

LIABILITIES AND SHAREHOLDER'S EQUITY

	2013	2012
Accounts payable and accrued expenses	$ 1,942,730	$ 2,211,566
Payable to Saturna Capital	372	2,003
Total current liabilities	1,943,102	2,213,569
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 100,000 shares authorized; issued and outstanding 70,500 and 70,500 shares at June 30, 2013 and June 30, 2012	705,000	705,000
Additional paid-in capital	5,964,716	5,964,716
Accumulated deficit	(3,464,862)	(3,303,028)
Accumulated other comprehensive loss	(22,882)	(1,995)
Total shareholder's equity	3,181,972	3,364,693
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,125,074	$ 5,578,262

See accompanying notes.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended June 30, 2013	2012
REVENUES		
Mutual fund distribution fees	$ 9,536,399	$ 9,184,056
Brokerage commission income	41,509	56,976
Dividend income	29,859	18,938
Other income	5,836	4,331
Total	9,613,603	9,264,301
EXPENSES		
Mutual fund distribution fees	9,536,399	9,184,056
Corporate marketing and advertising	2,867	41,549
Market data and information services	2,067	1,622
Brokerage clearing and trading	157,735	232,629
General and administrative	71,713	62,988
Occupancy expenses	17,554	17,200
Professional services	35,224	12,354
State and city taxes	40,652	36,933
Total	9,864,211	9,589,331
LOSS BEFORE INCOME TAXES	(250,608)	(325,030)
Tax benefit	88,774	110,510
NET LOSS	$ (161,834)	$ (214,520)
OTHER COMPREHENSIVE LOSS:		
Unrealized loss on AFS securities arising during period	$ (20,887)	$ (1,995)
COMPREHENSIVE LOSS	(182,721)	(216,515)
Basic Net Loss per Share	$ (2.30)	$ (3.36)
Basic weighted average number of shares outstanding	70,500	63,834

See accompanying notes.

	Common Stock		Additional		Accumulated	Total
	Shares Outstanding	Amount	Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Shareholder's Equity
BALANCE, June 30, 2011	48,000	$ 480,000	$ 3,939,716	$ (3,088,508)	$ -	$ 1,331,208
Issuance of common stock	22,500	225,000	2,025,000	-	-	2,250,000
Comprehensive loss:						
Net loss	-	-	-	(214,520)	-	(214,520)
Net unrealized holding losses	-	-	-	-	(1,995)	(1,995)
BALANCE, June 30, 2012	70,500	705,000	5,964,716	(3,303,028)	(1,995)	3,364,693
Comprehensive loss:						
Net loss	-	-	-	(161,834)	-	(161,834)
Net unrealized holding losses	-	-	-	-	(20,887)	(20,887)
BALANCE, June 30, 2013	70,500	$ 705,000	$ 5,964,716	$ (3,464,862)	$ (22,882)	$ 3,181,972

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
STATEMENTS OF CASH FLOWS

	Years Ended June 30, 2013	Years Ended June 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (161,834)	$ (214,520)
Changes in operating assets and liabilities		
Receivable from Affiliate	(126,861)	615,400
Receivable from Saturna Capital	(117,002)	189,733
Other receivables	-	20,939
State revenue tax refundable	-	76,923
Prepaid expenses	(13,351)	(10,985)
Accounts payable and accrued expenses	(268,836)	1,162,773
Payable to Saturna Capital	(1,631)	(749,202)
Net cash flows from operating activities	(689,515)	1,091,061
CASH FLOWS FROM INVESTING ACTIVITIES		
Reinvestment of dividend income	(29,859)	(18,938)
Purchase of available-for-sale securities	-	(1,000,000)
Net cash flows from investing activities	(29,859)	(1,018,938)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	-	2,250,000
Net cash flows from financing activities	-	2,250,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(719,374)	2,322,123
CASH AND CASH EQUIVALENTS, beginning of year	4,032,334	1,710,211
CASH AND CASH EQUIVALENTS, end of year	$ 3,312,960	$ 4,032,334

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Organization - Saturna Brokerage Services, Inc. (the "Company" or "SBS") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna").

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the amounts of revenues and expenses reported during the period under review. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Saturna Brokerage Services maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Balances in the Company bank account exceeded the federal insurance limits; however, Saturna Brokerage Services has not experienced any losses with respect to its bank balances in excess of government-provided insurance, and management believes that the Company is not vulnerable to excessive risk on its cash balances.

Investment securities - Saturna Brokerage Services holds investments in securities classified as available-for-sale and reported at fair value in accordance with ASC 320, Investments - Debt and Equity Securities. As of June 30, 2013, these investments had a fair value of $1,255,576. Unrealized gains and losses on these investments are included in accumulated other comprehensive loss until realized.

ASC 820 Fair Value Measurements and Disclosures establishes a three-level hierarchy of fair value measurement. Level 1 includes assets that have an active market providing an objective, quoted value for each unit. Level 2 assets are those where there is no active market in the same assets, but where there are parallel markets or other means for estimating fair value using observable information. Level 3 fair values refer to valuations based on data that is unavailable to parties outside the entity. The fair value hierarchy places the highest priority on unadjusted quoted prices in active markets for identical assets (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Investments consist of equity and fixed income mutual funds managed by an affiliate and are classified as Level 1 securities.

Note 1 – Summary of Significant Accounting Policies (continued)

Saturna Brokerage Services periodically assesses its investment portfolios for impairment of individual available-for-sale securities. An impairment occurs if the fair value of the investment falls below its cost basis, and an other-than-temporary impairment of a security occurs when there has been a significant or prolonged decline in fair value below original cost. Saturna Brokerage Services exercises judgment in determining what is significant or prolonged by evaluating, among other factors, whether the decline is outside the normal range of volatility in the price of the asset. Saturna Brokerage Services recognizes other-than-temporary impairments in earnings if the Company intends to sell the security; it is more likely than not that the Company will be required to sell the security before the impairment is recovered; or the Company does not expect to recover its amortized cost basis.

Receivables – Receivables of the Company consist primarily of amounts due from: (1) affiliated mutual funds resulting from mutual fund distribution services and (2) the parent company resulting from the two companies' expense-sharing arrangement. Based on the Company's history of collecting on those receivables, management has decided to not establish a reserve for uncollectible receivables.

Revenue recognition – Saturna Brokerage Services records nearly all of its revenues from providing mutual fund distribution services to two affiliated mutual fund trusts. Mutual fund distribution fees are computed based on 12-month daily net assets and recorded as revenue on a monthly basis.

Income taxes – Saturna Brokerage Services files a consolidated federal income tax return with Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if SBS filed a separate return.

Management has analyzed the Company's position taken on federal income tax returns for all open tax years (2009-2012) and has concluded that no additional adjustments are required in the Company's financial statements.

Advertising costs – Saturna Brokerage Services expenses advertising and marketing costs when incurred.

12b-1 plan distribution – SBS, as underwriter for Amana Mutual Funds Trust (the "Amana" funds or "AMFT") and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses.

Note 1 – Summary of Significant Accounting Policies (continued)

For the 2013 and 2012 fiscal years, Saturna Brokerage Services received $8,948,847 and $8,646,106, respectively, from AMFT. In addition, SBS recognized expense of $12,972,335 and $13,564,652, respectively, in distributing Amana mutual funds, of which the portion in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets.

Saturna Brokerage Services also acts as the underwriter for the six Sextant funds in Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various distribution expenses. For the 2013 and 2012 fiscal years, SBS was paid $587,552 and $537,950, respectively, by Saturna Investment Trust, while the Company expensed $690,179 and $727,349 to distribute the Sextant mutual funds. The portion of the expense in excess of 12b-1 receipts was borne by Saturna Capital per the two companies' expense-sharing understanding.

Note 2 – Investment Securities

Securities have been classified according to management's intent. Amortized cost of securities and their approximate fair values were as follows:

	June 30, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Investment in mutual funds	$ 1,208,021	$ -	$ (20,887)	$ 1,255,576

	June 30, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Investment in mutual funds	$ 1,178,162	$ -	$ (1,995)	$ 1,246,604

There were no securities in an unrealized loss position for more than 12 months at June 30, 2013 and 2012.

Note 3 - Net Capital Requirements

Saturna Brokerage Services is subject to the U.S. Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2013 and 2012, SBS' net capital of $2,602,418 and $3,044,080 was $2,472,877 and $2,896,508 in excess of its minimum net capital required, respectively. The ratio of SBS' aggregate indebtedness to net capital was 0.7467 to 1 and 0.7272 to 1 at June 30, 2013 and 2012, respectively.

Note 4 - Transactions with Affiliated Persons

SBS is a wholly owned subsidiary of Saturna Capital Corporation. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also a director of SBS; chairman and a director of Saturna Trust Company; a director of Saturna Sdn. Bhd. (Malaysia); and is a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the "Trusts"). The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, and Saturna Trust Company.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense-sharing agreement for services provided by Saturna personnel on behalf of SBS.

Note 5 - Provision for Income Taxes

No deferred tax assets or liabilities were recorded at June 30, 2013 and 2012, as there were no material temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna Capital for the benefit of the taxable loss that SBS generates. For the fiscal years ended June 30, 2013 and 2012, SBS recorded a federal income tax benefit of $88,774 and $110,510, respectively.

Note 6 – Subsequent Events

Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were issued that materially impacted the amounts or disclosures in the Company's financial statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders
Saturna Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Saturna Brokerage Services, Inc. (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 27, 2013

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2013 (SCHEDULE I)

Total shareholder's equity	$	3,181,972
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		3,181,972
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		3,181,972
Deductions and/or charges:		
Non-allowable assets		(456,538)
Secured demand note deficiency		-
Commodity futures contracts and spot commodities		-
Other deductions and/or charges		-
Other additions and/or allowable credits		-
Net Capital before haircuts on securities positions		2,725,434
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		(123,016)
Undue concentrations		-
Other		-
Net Capital	$	2,602,418
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from Statements of Financial Condition	$	1,943,101
Add:		
Drafts from immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	1,943,101
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	129,541
Excess Net Capital	$	2,472,877
Ratio: Aggregate Indebtedness to Net Capital		0.7467 to 1

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2013 (SCHEDULE II)

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.